UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number of Class of Securities)

Timothy L. Largay, Esq.
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
Telephone: (860) 240-6017
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With Copies to :

Pat C. Finnerty, Esq.	Jeffrey Bagner, Esq.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver &
Suite 3500, Bankers Hall East	Jacobson LLP
855 – 2nd Street SW	One New York Plaza
Calgary, Alberta T2P 4J8	New York, NY 10004
Canada
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. Solicitation/Recommendation
Item 9. Exhibits
SIGNATURE
INDEX TO EXHIBITS
EX-99.A.5: NOTICE OF CHANGE TO DIRECTORS' CIRCULAR
EX-99.A.6: PRESS RELEASE

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) filed by Canada Southern Petroleum Ltd. (“Canada Southern” or the “Corporation”) with the Securities and Exchange Commission (the “Commission”) on June 26, 2006, as previously amended by Amendment No. 1, (as amended, the “Statement”) relating to the tender offer (the “Canadian Oil Sands Offer”) by 1212707 Alberta Ltd. (the “Canadian Oil Sands Offeror”), a wholly owned subsidiary of Canadian Oil Sands Limited (“Canadian Oil Sands”), described in a Tender Offer Statement on Schedule TO initially filed by the Canadian Oil Sands Offeror with the Commission on June 26, 2006, to purchase all of the issued and outstanding common shares (“Common Shares”) of Canada Southern.
     Except as specifically provided herein, this Amendment does not modify any information previously reported on the Statement.
     Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.
Item 4. Solicitation/Recommendation
     Item 4 is hereby further amended and supplemented by adding thereto:
     On July 5, 2006, the Corporation issued a Notice of Change to Directors’ Circular as a result of: (1) the variation to the initial Canadian Oil Sands Offer, as set forth in the Revised Canadian Oil Sands Offer dated July 5, 2006; (2) related amendments dated June 29, 2006 to the pre-acquisition agreement entered into between Canadian Oil Sands, the Canadian Oil Sands Offeror and Canada Southern on June 18, 2006; and (3) the variation to the initial Petro Canada Offer, as set forth in the Revised Petro Canada Offer dated June 29, 2006. A copy of the Notice of Change to Directors’ Circular is attached hereto as Exhibit (a)(5) and is hereby incorporated herein by reference.
     The Corporation also issued a press release on July 5, 2006 announcing its intention to file the Notice of Change to Directors’ Circular with Canadian and U.S. securities regulators. A copy of the July 5, 2006 press release is attached hereto as Exhibit (a)(6) and is hereby incorporated herein by reference.
Item 9. Exhibits
     Item 9 is amended and supplemented by adding thereto:
     (a)(5) Notice of Change to Directors’ Circular, dated July 5, 2006.
     (a)(6) Press Release, dated July 5, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA SOUTHERN PETROLEUM LTD.

By:	/s/ John W.A. McDonald Name: John W.A. McDonald
Title: President and Chief Executive Officer
Dated: July 5, 2006

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(5)	Notice of Change to June 26, 2006 Directors’ Circular, dated July 5, 2006.

(a)(6)	Press Release, dated July 5, 2006.